Cityfunds I, LLC

1315 Manufacturing Street

Dallas, Texas 75204

September 6, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Victor Rivera Melendez

Re:	Cityfunds I, LLC (the “Company”)
Offering Statement on Form 1-A
File No. 024-11754 (the “Offering Statement”)

Dear Mr. Melendez:

We hereby request that the U.S. Securities and Exchange Commission (the “Commission”) approve the qualification of the Offering Statement of the Company as of 4:00 PM Eastern Daylight Time on Wednedsay, September 7, 2022.

We request that we be notified of such qualification by a telephone call to Mr. Louis A. Bevilacqua at (202) 869-0888 ext. 100. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Bevilacqua PLLC, attention: Paul Levites, via email at paul@bevilacquapllc.com.

Sincerely,

Cityfunds I, LLC

By:	/s/ John Green
John Green
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.
Paul C. Levites